ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

ACREX ACQUIRES RAGLAN UNGAVA CLAIMS

Tuesday, May 13, 2003, Vancouver, B.C.: Acrex Ventures Ltd. (AKV:TSX.V) (“Company”) has acquired 150 mineral claims in the Raglan area, in northern Ungava, Quebec.  The claims are in a contiguous block and cover approximately 6,210 hectares (or approximately 15,345 acres).

The claims are approximately 80 kilometers southwest of Falconbridge’s Raglan Mine which was put into production by Falconbridge in 1997.  The Raglan Mine property is reported to have reserves totalling  - Proven:  6.69 million tonnes grading 3.04% nickel and 0.81% copper, and Probable:  11.42 million tonnes grading 2.78% nickel and 0.78% copper (source:  Falconbridge).  Falconbridge is reported to be producing 130,000 tonnes per year of concentrate.

The Raglan area’s potential to host high grade platinum group metal (PGM) deposits has been systematically investigated in recent years.  In November of 2002, Canadian Royalties announced that it had received extensive high-grade nickel-copper-cobalt-platinum-palladium-gold assay results (up to 400 grams per ton PGM’s)  over wide intervals in three diamond drill holes completed at the Mesamax northwest grid area. Acrex’s property is located approximately 100 km southwest of the Mesamax grid area.

Considered to be geologically similar to the Thompson Nickel Belt, one of the largest nickel producing belts in the world, the potential for the discovery of additional deposits of nickel in the Raglan area is considered to be extremely high. Other companies with significant landholdings in the area are:  Anglo American Exploration (Canada) Ltd., Goldbrook Ventures Inc., and Novawest Resources Ltd.

Investor Relations -

Tel:   604-675-7640

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.